UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Renewable Energy Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75972A301

(CUSIP Number)

Carlson Capital, L.P.

Attn: Joe Brucchieri

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,575,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.26%
14	TYPE OF REPORTING PERSON PN; IA

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,671,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,671,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.33%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,824,559
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,824,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.73%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,541
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,541

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,541
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,575,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.26%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,575,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.26%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 75972A301

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,575,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.26%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2016, and Amendment No. 1 thereto, filed with the SEC on October 5, 2016, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 3,575,000 Common Shares. Based upon a total of 38,594,266 Common Shares outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017, the Reporting Persons’ shares represent approximately 9.26% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 1,671,900 Common Shares reported herein as owned by DOF, (ii) the 1,824,559 Common Shares reported herein as owned by TOF, and (iii) the 78,541 Common Shares reported herein as owned by OFF.

DOF may be deemed to beneficially own and has the power to vote and dispose the 1,671,900 Common Shares reported herein as owned by it, which shares represent approximately 4.33% of the outstanding Common Shares.

TOF may be deemed to beneficially own and has the power to vote and dispose the 1,824,559 Common Shares reported herein as owned by it, which shares represent approximately 4.62% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 78,541 Common Shares reported herein as owned by it, which shares represent approximately 0.20% of the outstanding Common Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Stock in the past 60 days, all of which were brokered transactions effected in the open market (unless otherwise noted), are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
DOF	6/26/17	(30,518)	$12.8318
DOF	6/27/17	(44,602)	$12.8631
DOF	6/28/17	(18,075)	$12.5516
DOF	6/28/17	(24,180)	$12.8007
DOF	6/30/17	(70,424)	$12.9594
DOF	7/5/17	28,685	$12.349
TOF	6/26/17	(33,087)	$12.8318
TOF	6/27/17	(48,360)	$12.8631
TOF	6/28/17	(19,600)	$12.5516
TOF	6/28/17	(26,215)	$12.8007
TOF	6/30/17	(76,357)	$12.9594
TOF	7/5/17	42,925	$12.349
OFF	6/26/17	(1,395)	$12.8318
OFF	6/27/17	(2,038)	$12.8631
OFF	6/28/17	(825)	$12.5516
OFF	6/28/17	(1,105)	$12.8007
OFF	6/30/17	(3,219)	$12.9594
OFF	7/5/17	3,390	$12.349

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 6, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CLINT D. CARLSON

/s/ Clint D. Carlson